Ryanair Dublin Office Airside Business Park Swords County Dublin Ireland Telephone: +353 1 945 1212 Website: www.ryanair.com

VIA EDGAR TRANSMISSION	April 9, 2021

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ryanair Holdings plc

Form 20-F for the Fiscal Year Ended March 31, 2020

Filed July 28, 2020

Form 6-K Filed on February 1, 2021

File No. 000-29304

Ladies and Gentlemen:

By letter dated March 30, 2021, the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided a comment on the Form 6-K containing third quarter results for fiscal year 2021 (the “Form 6-K”), furnished to the SEC on February 1, 2021 by Ryanair Holdings plc (the “Company”). The Company today is submitting, via EDGAR, a response to the Staff’s comment.

For convenience, we have reproduced below the Staff’s comment in bold and have provided the Company’s response immediately below the comment.

Please refer to Regulation G and address the following Non-IFRS issues related to your interim income statement for the 2021 fiscal year:

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Appropriately label your non-IFRS measures. For example, label the Q3 loss of €306 million presented in the heading and first sentence of your earning release as non-IFRS. Similarly, label the appropriate columns of your reconciliation as non-IFRS.

•	Present the comparable IFRS measure alongside any non-IFRS measures presented.

•	Present a reconciliation of your non-IFRS measures that begins with the IFRS measure, then adds or subtracts adjustments to arrive at the non-IFRS measures.

Response: We acknowledge the Staff’s comment, but respectfully submit that pursuant to Rule 100(c) of Regulation G, the Company is exempt from the requirements of Rule 100(a) of Regulation G with respect to the Form 6-K. We further respectfully advise the Staff that the Company has not incorporated by reference the Form 6-K into any registration statement filed pursuant to the Securities Act of 1933, and thus Item 10(e) of Regulation S-K also does not apply.

Board of Directors: Stan McCarthy – Chairman, Roisin Brennan, Michael Cawley, Emer Daly,

Howard Millar, Dick Milliken (UK), Michael O’Brien, Michael O’Leary, Julie O’Neill, Louise Phelan

Registered Office: Ryanair Dublin Office, Airside Business Park, Swords, County Dublin, Ireland

Company No. 249885

The Company acknowledges its obligation to comply with Item 10(e) of Regulation S-K in its Form 20-F for the fiscal year ended March 31, 2021, which the Company expects to file in July 2021, and in any Form 6-K the Company files and incorporates by reference in any future registration statement under the Securities Act of 1933, as amended.

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Thank you for your consideration of the Company’s response. If you or any other member of the Staff has any further questions or comments concerning the response, or if you require additional information, please do not hesitate to contact me.

Yours Sincerely,

/s/ Neil Sorahan

Neil Sorahan

Group CFO

cc: David I. Gottlieb

Cleary Gottlieb Steen & Hamilton LLP

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